UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 25, 2019 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: July 25, 2019

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 25, 2019

The Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter ended June 30, 2019

With further reference to our filing dated July 8, 2019, please be informed that the Directors at their Board Meeting held today have taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the first quarter ended June 30, 2019, which are attached herewith

Enclosed also please find the Press Release on the said Financial Results issued by the Company. These results are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Board meeting commenced at 2:25 p.m. and concluded at 4:00 p.m.

News Release – 2	July 25, 2019

Key Highlights of the Results: Q1‘20

Tata Motors Group

•	China stabilizes, Cash outflows lower,

•	Project Charge on track, Turnaround 2.0 delivers

•	Q1’20: Revenue 61.5 KCr ; PAT ₹ (-3.7)KCr;

Tata Motors (Standalone incl JO) : ‘Turnaround 2.0’ delivers

•	Focus on retail growth, cost reductions and cash

•	Market shares gain in MHCV & ILCV over FY19 ( MHCV trucks+30 bps; ILCV trucks +80bps)

•	Harrier & Nexon supported the UV market share gain (UV & Vans +40bps)

•	Q1’20: Revenue 13.4 KCr (-19.9%); PAT ₹ (97) Cr;

•	CV profitability impacted due to adverse mix and negative operating leverage

•	PV EBITDA improvement achieved through continued cost reductions and improved product mix ( EBITDA margin up 190 bps y-o-y and 130 bps q-o-q)

•	FAME II -Promoting electric infrastructure and electrification of Indian Mobility. TML on the forefront to leverage the opportunity

Jaguar Land Rover: Project Charge on track, China Stabilizes-growth to resume from hereon

•	Project Charge on track to achieve £2.5B of cash and profit improvements with £1.7B achieved to date.

•	Continued solid response to all-electric Jaguar I-PACE and the new Range Rover Evoque;

•	Launched the refreshed Discovery Sport and Jaguar XE

•	Q1’20: Revenue £5.1B (-2.8%); PAT £(-0.4)B

•	JLR and BMW to collaborate on next-generation Electric Drive Units

•	To build three new electrified models at the Castle Bromwich facility in the UK, starting from the next generation all-electric Jaguar XJ

•	UK Export Finance (UKEF) to provide a £500m guarantee for a planned £625m loan facility from commercial banks

China stabilizes, Cash outflows lower • Project Charge on track, Turnaround 2.0 delivers • Q1’20: Revenue 61.5 KCr (-7.7%); PAT ₹ (-3.7)K Cr

MUMBAI, JULY 25, 2019: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR THE QUARTER ENDING JUNE 30, 2019.

Q1 2020	CONSO (₹ CR IND AS)		JLR (£M, IFRS)		TML (S) (₹CR, IND AS)
	Q1 FY’20	VS. PY	Q1 FY’20	VS. PY	Q1 FY’20	VS. PY
Net Revenue	61,467	(7.7%)	5,074	(2.8%)	13,352	(19.9%)
EBITDA (%)	6.2	(130bps)	4.2	(200bps)	6.7	(170bps)
EBIT (%)	(2.5)	(170bps)	(5.5)	(180bps)	0.8	(330bps)
PBT(bei)	(3,129)	—	(383)	(45.1%)	(40)	—

BEI : BEFORE EXCEPTIONAL ITEMS

JAGUAR LAND ROVER (JLR)-Q1FY 20	TATA MOTORS (STANDALONE, INCL JO)-Q1FY 20

•  Retails (incl CJLR) down 11.6% to 128,615 units; Wholesales (incl CJLR) down 9.9% to 118,550 in Q1FY20.

•  Net Revenue down 2.8% to £5.1 B

EBIT: -5.5% (-180bps), lower sales, higher VME and warranty expenses, Brexit contingency shutdowns

•  PBT (bei) at (£383m), PAT at (£402m)

•  Investments: £795m in products and technologies

•  Free Cash Flows of £(719m), better than Q1 FY19 reflecting lower investments and better working capital

•  Wholesales -22.7% to 136,705 units. CV -19.5%, PV -30.1%; Wholesale (Dom) -20.5%, Retails at -12.6%

•  Net Revenue down 19.9% to ₹13.4K Cr

•  EBIT: 0.8%(-330 bps), negative operating leverage partially offset by cost reductions

•  PBT (bei) at ₹(40)Cr, PAT at ₹(97)Cr

•  Investments: ₹ 946 Cr in products and technologies.

•  Free cash flows of ₹(4,623) Cr. impacted by seasonality and higher working capital from volume decline.

Tata Motors Group financial performance reflects the historical seasonality and continued challenging market conditions globally. The results are consistent with our outlook provided for the quarter.

The domestic auto industry has declined sharply and significantly. In this environment, Tata Motors is focusing on doing things right for the long-term success of this business. We grew our retails well ahead of wholesales, launched exciting products and drove rigorous cost reductions. Commercial Vehicle (CV) business gained market share in the key M&HCV and ILCV segment over FY19 and delivered a resilient EBIT margin of 4.7%. Passenger Vehicle (PV) business improved its EBITDA margin further and de-layered and simplified its supply chain. We expect the performance to gradually improve in the rest of the year and both businesses will focus on stepping up retail growths, improve dealer profitability, launch exciting products while driving rigorous cost reduction as we transition smoothly to BS VI.

JLR performance reflects the impact of seasonality in the backdrop of weak markets. Project Charge is on track to achieve £2.5 billion of profit and cash improvements by the end of the year. With China stabilizing and an exciting product lineup, JLR expects to return to growth soon and its financial results to improve over the balance of the year.

Tata Motors Group is confident to address these challenges and remains committed to deliver Competitive, Consistent and Cash Accretive Growth over the medium to long term.

TATA MOTORS (STANDALONE INCL, JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Q1 impacted by demand slowdown, higher axle loads, liquidity stress, low freight availability for cargo operators

•	Turnaround 2.0 intensified. Focused on doing the right things for long term success.

•

Commercial Vehicles (CV) and Passenger Vehicles (PV) continues to focus on retails given challenging market backdrop. CV Wholesale (Dom) was down 16.0% while Retail (Dom) was down 14.8%; PV Wholesale (Dom) was down 30.1% while Retail (Dom) was down 7.4%

•	Gained market shares in MHCV & ILCV over FY19. ( MHCV trucks+30 bps; ILCV trucks +80bps); Harrier & Nexon supported the UV market share gain (UV & Vans +40bps)

•	CV EBITDA margins impacted due to negative operating leverage. PV EBITDA improvement continues despite challenging market conditions.

FINANCIALS

In Q1FY ‘20 wholesales (including exports) decreased 22.7% to 136,705 units. In the domestic market, M&HCV trucks de-grew -30.4%, ILCV trucks grew +2.5%, SCV & Pick Ups de-grew -11.2% and CV Passenger de-grew by -9.4%. Domestic PV volumes were down -30.1%.

Revenue for the quarter decreased 19.9% to ₹ 13,352 Cr, Pre-tax loss (before exceptional items) at ₹ 40 Cr (against pre-tax profit of ₹ 1,464 Cr in Q1FY 19) due to negative operating leverage and lower other income including dividend. Loss after tax for the quarter stood at ₹ 97 Cr.

Both Commercial Vehicles (CV) and Passenger Vehicles (PV) businesses will continue to strengthen their efforts for competitive, consistent and cash accretive growth through focus on retail growth, customized financing solutions, market activations, new product launches (incl. leveraging new architectures), rigorous cost reduction and inventory management to mitigate BSVI transition risk .

Guenter Butschek, CEO and MD, Tata Motors, said “The continued slow down across the auto industry due to weak consumer sentiments, liquidity stress and the impact of axle load effect particularly in medium/heavy duty, impacted overall demand. Over the past few years we had struck a good balance between managing market dynamics and financial health. However, this time, despite our continuous Turnaround effort we could not prevent some impact on our Q1 performance.

Looking ahead, both our businesses, CV and PV, will leverage TATA Motor’s revived agility and strive to boost consumers’ confidence by various market interventions - all round from best in class product offerings, retail activations and further improved service experience. With the budget announcement and upcoming festive season, we expect some tailwinds for the remaining FY20. Furthermore, our Turnaround actions are in full swing and will provide us a great level of confidence to master this unprecedented market challenge and we will get out of it even stronger.

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	Retail sales of 128,615 units with solid demand for Jaguar I-PACE and new Range Rover Evoque

•	Revenues of £5.1 Bn

•	Pre-tax loss of £395 Mn, consistent with outlook provided for the quarter

•	On track to deliver £2.5B of Project Charge cash and cost savings

•	Expect increased sales from new models and cost savings from Project Charge to improve results with a profit for the full year

FINANCIALS

With industry volumes down in most regions, Jaguar Land Rover reported a year-on-year 11.6% decline in its global retail sales to 128,615 vehicles for the quarter. Encouragingly, the company had record sales in the UK, up 2.6% year-on-year for the period, while China sales rose in June compared with the prior month.

Sales of the award-winning all-electric Jaguar I-PACE and the new Range Rover Evoque were up year-on-year, which partially offset the impact of weaker market conditions on other models. The company also launched the refreshed Discovery Sport and Jaguar XE in the quarter.

The company reported a pre-tax loss of £395 million, compared to £264 million loss in the same period a year ago, on quarterly revenues that declined 2.8% year-on-year to £5.1 billion. The results are consistent with the outlook for the quarter and primarily reflect lower revenue resulting from the weaker market conditions. Additional plant shutdown time and delays in WLTP certification resulting from Brexit contingency planning also contributed to the lower sales and profits.

Jaguar Land Rover continued to benefit from the ongoing impact of its £2.5 billion profit and cash improvement programme, which delivered a further £100 million of cost-savings and £300 million reduction to previously planned investment in the quarter, taking the total savings to date to £1.7B.

While free cash flow was negative £719 million after £795 million of investment spending in the quarter, this represented a £954 million improvement year-on-year. This improvement reflects £756 million of favourable working capital (including £305 million from utilization of a new receivable financing facility) and £271 million from lower investment spending. The UK government has also announced that UK Export Finance (UKEF) will provide a £500 million guarantee for a planned £625 million loan facility from commercial banks. The loan facility is expected to be completed in the coming months and amortize over five years.

Jaguar Land Rover reiterates that its financial results will improve over the balance of the year and continues to target a 3%-4% EBIT margin for the full year with continued investment resulting in negative but improving cash flows.

Prof. Dr. Ralf Speth, JLR Chief Executive commented, “Jaguar Land Rover is in a period of major transformation. We are simplifying our business, delivering on our product strategy and adapting to the tough market environment. We will build on our strong foundations and increased operating efficiency to return to profit this fiscal year. In this period, we expect to see the impact of growing demand for new models such as the Range Rover Evoque, Discovery Sport and Jaguar XE, whilst implementing our ‘Charge’ transformation programme. Despite challenging conditions in the first quarter, Jaguar Land Rover is creating a more robust and resilient business, in which we will continue to deliver a strong pipeline of products that our customers will love. Break through products such as the exciting all new Land Rover Defender will pave the way for sustainable profitable growth”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 336Cr to ₹ 1,712 Cr during Q1FY’20 vs prior year. This includes ₹ 112Cr on account of lease liability accounting under IFRS 16.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹ 245 Cr compared with profit of ₹ 306 Cr in prior year. Other income (excluding grants) was ₹ 251 Cr versus ₹ 225 Cr in the prior year.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative ₹ 11.6K Cr ( as compared to negative ₹ 18.7K Cr in Q1 FY 19) reflecting cash out flow at both TML and JLR on account of seasonality and challenging market conditions.

NET AUTO DEBT

Closing net automotive debt was ₹ 46.5K Cr reflecting the cumulative negative free cash flow and increase of ₹ 6.0K Cr on account of change in lease liability accounting under IFRS 16

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 25, 2019

Independent Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as ‘the Group’), and its share of the net profit / (loss) after tax and total comprehensive income / loss of its associates and joint ventures for the quarter ended 30 June 2019 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2019 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

6.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

7.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total revenues of Rs. 1,758.48 crores, total net profit after tax of Rs. 92.02 crores and total comprehensive income of Rs. 91.86 crores for the quarter ended 30 June 2019, as considered in the Parent’s standalone audited interim financial statements / financial information / financial results. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements / financial information / financial results of 69 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total revenues of Rs. 46,130.09 crores, total net loss after tax (net) of Rs. 3,260.54 crores and total comprehensive loss (net) of Rs. 3,218.23 crores for the quarter ended 30 June 2019, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 248.75 crores and total comprehensive loss (net) of Rs. 249.01 crores, for the quarter ended 30 June 2019, as considered in the Statement, in respect of five associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 69 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

8.

The Statement includes the interim financial statements / financial information / financial results of seven subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total revenues of Rs. 571.62 crores, total net profit after tax (net) of Rs. 213.88 crores and total comprehensive income (net) of Rs. 213.64 crores for the quarter ended 30 June 2019, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 0.34 crores and total comprehensive income of Rs. 0.34 crores for the quarter ended 30 June 2019, as considered in the consolidated unaudited financial results, in respect of three associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

9.	The impact of uncertainties due to United Kingdom (UK) exiting the European Union on our review

In respect of a material step-down subsidiary with significant operations in UK, the financial statements / financial information / financial results of which has been reviewed by another auditor, we report the uncertainties related to the effects of Brexit, relevant to understanding of our review of the consolidated unaudited financial results. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. A review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
25 July 2019	Membership No: 049265 UDIN: 19049265AAAAAH6008

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 June 2019

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12	Tata Marcopolo Motors Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

13	Tata Daewoo Commercial Vehicle Company Limited

14	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

15	Tata Motors (Thailand) Limited

16	Tata Motors (SA) (Proprietary) Limited

17	PT Tata Motors Indonesia

18	PT Tata Motors Distribusi Indonesia

19	TMNL Motor Services Nigeria Limited

20	Jaguar Land Rover Automotive plc

(ii) Subsidiaries of Jaguar Land Rover Automotive plc

21	Jaguar Land Rover Holdings Limited

(iii) Subsidiaries of Jaguar Land Rover Holdings Limited

22	Jaguar Land Rover Limited

23	Jaguar Land Rover (China) Investment Co. Ltd

24	Limited Liability Company “Jaguar Land Rover” (Russia)

(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

25	Shanghai Jaguar Land Rover Automotive Services Company Limited

(v) Subsidiaries of Jaguar Land Rover Limited

26	Jaguar Land Rover Austria GmbH

27	Jaguar Land Rover Japan Limited

28	JLR Nominee Company Limited (dormant)

29	Jaguar Land Rover Deutschland GmbH

30	Jaguar Land Rover Classic Deutschland GmbH

31	Jaguar Land Rover North America LLC

32	Jaguar Land Rover Nederland BV

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

33	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

34	Jaguar Land Rover Australia Pty Limited

35	Jaguar Land Rover Italia Spa

36	Jaguar Land Rover Korea Company Limited

37	Jaguar Land Rover Canada ULC

38	Jaguar Land Rover France, SAS

39	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Cars South Africa (Pty) Limited

45	Jaguar Cars Limited

46	Land Rover Exports Limited

47	Land Rover Ireland Limited

48	The Daimler Motor Company Limited

49	Daimler Transport Vehicles Limited

50	S.S. Cars Limited

51	The Lanchester Motor Company Limited

52	Jaguar Land Rover Pension Trustees Limited

53	Jaguar Land Rover Slovakia s.r.o

54	Jaguar Land Rover Singapore Pte. Ltd.

55	Jaguar Racing Limited

56	InMotion Ventures Limited

57	Jaguar Land Rover Colombia S.A.S

58	Jaguar Land Rover Ireland (Services) Limited

59	Jaguar Land Rover Mexico, SAPi de CV

60	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

61	Jaguar Land Rover Taiwan Company LTD

62	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

63	Jaguar Land Rover Hungary KFT

64	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)

65	Spark44 (JV) Limited

(vi) Subsidiaries of Spark44 (JV) Limited

66	Spark44 Pty. Ltd. (Sydney)

67	Spark44 GMBH (Frankfurt)

68	Spark44 LLC (LA & NYC)

69	Spark44 Shanghai Limited (Shanghai)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

70	Spark44 Middle East DMCC (Dubai)

71	Spark44 Demand Creation Partners Limited (Mumbai)

72	Spark44 Limited (London & Birmingham)

73	Spark44 Pte Ltd (Singapore)

74	Spark44 Communication SL (Madrid)

75	Spark44 SRL (Rome)

76	Spark44 Seoul Limited (Seoul)

77	Spark44 Japan KK (Tokyo)

78	Spark44 Canada Inc (Toronto)

79	Spark44 Pty. Limited (South Africa)

80	Spark44 Taiwan Limited (Taiwan)

81	Spark44 Colombia S.A.S (Colombia)

(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

82	Jaguar Land Rover (South Africa) (Pty) Limited

(viii) Subsidiaries of InMotion Ventures Limited

83	InMotion Ventures 1 Limited

84	InMotion Ventures 2 Limited

85	InMotion Ventures 3 Limited

86	InMotion Ventures 4 Limited

(ix) Subsidiaries of Tata Technologies Ltd.

87	Tata Technologies Pte. Limited

88	Tata Technologies (Thailand) Limited

89	Tata Technologies Inc.

90	Tata Manufacturing Technologies (Shanghai) Co. Limited

91	INCAT International Plc.

92	INCAT GmbH

93	Tata Technologies Europe Limited

94	Escenda Engineering AB

95	Tata Technologies de Mexico, S.A. de C.V.

96	Cambric GmbH

97	Cambric Limited

98	Tata Technologies SRL Romania

(x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

99	Tata Motors Finance Solutions Limited

100	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(C) TATA MOTORS – ASSOCIATES

101	Jaguar Cars Finance Limited

102	Synaptiv Limited

103	Cloud Car Inc

104	Drive Club Service Pte Ltd

105	Automobile Corporation of Goa Limited

106	Nita Company Limited

107	Tata Hitachi Construction Machinery Company Private Limited

108	Tata Precision Industries (India) Limited

109	Tata AutoComp Systems Limited

110	Loginomic Tech Solutions Private Limited

(D) TATA MOTORS - JOINT OPERATIONS

111	Tata Cummins Private Limited

112	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

113	Chery Jaguar Land Rover Automotive Company Limited

114	JT Special Vehicles Private Limited

115	Tata HAL Technologies Limited

News Release – 4	July 25, 2019

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

						(₹ in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2019
		Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
	Particulars	2019		2019	2018	2019
		Unaudited		Audited [Refer Note 4]	Unaudited [Refer Note 3]	Audited
	Revenue from operations
	(a) Revenue		60,830.16	85,676.33	65,956.78	299,190.59
	(b) Other operating revenue		636.83	745.69	744.27	2,747.81
I	Total Revenue from Operations (a)+(b)		61,466.99	86,422.02	66,701.05	301,938.40
II	Other income (includes Government Incentives)		835.99	863.62	605.01	2,965.31
III	Total Income (I + II)		62,302.98	87,285.64	67,306.06	304,903.71
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		39,406.68	47,359.74	43,217.86	182,254.45
	(ii) Basis adjustment on hedge accounted derivatives		(75.58)	(177.57)	(429.46)	(1,245.37)
	(b) Purchase of products for sale		3,088.81	(606.41)	4,450.39	13,258.83
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(2,644.45)	10,570.35	(4,211.88)	2,053.28
	(d) Employee benefits expense		7,719.57	7,999.36	8,523.21	33,243.87
	(e) Finance costs		1,711.57	1,587.99	1,375.27	5,758.60
	(f) Foreign exchange (gain)/loss (net)		137.53	(430.32)	1,007.26	905.91
	(g) Depreciation and amortisation expense		5,111.72	5,353.05	5,857.13	23,590.63
	(h) Product development/Engineering expenses		794.00	1,072.94	950.53	4,224.57
	(i) Other expenses		14,289.41	16,628.09	14,262.84	62,238.12
	(j) Amount transferred to capital and other accounts		(4,106.92)	(4,443.74)	(5,112.86)	(19,659.59)
	Total expenses (IV)		65,432.34	84,913.48	69,890.29	306,623.30
V	Profit/(loss) before exceptional items and tax (III - IV)		(3,129.36)	2,372.16	(2,584.23)	(1,719.59)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost		—	—	—	147.93
	(b) Employee separation cost		108.82	1,367.31	—	1,371.45
	(c) Provision for impairment of capital work-in-progress and intangibles under development (net)		—	63.71	—	180.97
	(d) Provision for costs of closure of operation of a subsidary company		—	(56.07)	—	381.01
	(e) Provision for impairment in Jaguar Land Rover		—	—	—	27,837.91
	(f) Profit on sale of investment in a subsidiary company		—	(376.98)	—	(376.98)
	(g) Others		—	109.27	—	109.27
VII	Profit/(loss) before tax (V - VI)		(3,238.18)	1,264.92	(2,584.23)	(31,371.15)
VIII	Tax expense/(credit) (net)
	(a) Current tax		439.89	639.39	710.07	2,225.23
	(b) Deferred tax		(243.82)	(527.93)	(1,125.70)	(4,662.68)
	Total tax expense/(credit) (net)		196.07	111.46	(415.63)	(2,437.45)
IX	Profit/(loss) for the period from continuing operations (VII - VIII)		(3,434.25)	1,153.46	(2,168.60)	(28,933.70)
X	Share of profit/(loss) of joint ventures and associates (net)		(245.41)	(44.80)	306.03	209.50
XI	Profit/(loss) for the period (IX + X)		(3,679.66)	1,108.66	(1,862.57)	(28,724.20)
	Attributable to:
	(a) Shareholders of the Company		(3,698.34)	1,117.48	(1,902.37)	(28,826.23)
	(b) Non-controlling interests		18.68	(8.82)	39.80	102.03
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		1,369.80	(5,921.92)	2,954.51	(4,260.75)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit and loss		(218.07)	1,041.05	(530.49)	697.41
	(B) (i) Items that will be reclassified to profit and loss		(2,700.42)	2,890.36	(4,520.05)	(2,016.01)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		150.48	(387.79)	466.67	3.58
	Total other comprehensive income/(loss)		(1,398.21)	(2,378.30)	(1,629.36)	(5,575.77)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(5,077.87)	(1,269.64)	(3,491.93)	(34,299.97)
	Attributable to:
	(a) Shareholders of the Company		(5,089.52)	(1,260.97)	(3,532.58)	(34,401.73)
	(b) Non-controlling interests		11.65	(8.67)	40.65	101.76
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)					59,477.47
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(10.89)	3.28	(5.60)	(84.89)
	(ii) Diluted EPS	₹	(10.89)	3.28	(5.60)	(84.89)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(10.89)	3.38	(5.60)	(84.89)
	(ii) Diluted EPS	₹	(10.89)	3.38	(5.60)	(84.89)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and machine tools and factory automation solutions.

These segment information is provided to and reviewed by Chief Operating Decision Maker (CODM). The reportable segment information for the corresponding previous periods reported has been changed to make them comparable.

					(₹ in crores)
		Quarter ended			Year ended
		June, 30	March 31,	June, 30	March 31,
		2019	2019	2018	2019
	Particulars	Unaudited	Audited [Refer Note 4]	Unaudited	Audited
A.	Segment Revenue :
	Total Revenue from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	11,079.42	15,496.83	13,869.17	58,137.10
	(b) Passenger Vehicle	3,188.35	4,265.35	3,398.35	14,469.80
	(d) Corporate/Unallocable	40.90	22.13	22.75	110.60
	- Vehicle Financing	1,065.51	1,054.14	733.09	3,700.18
	- Jaguar and Land Rover	45,660.98	65,145.94	48,215.12	223,513.58
	Less: Intra segment eliminations	—	(195.74)	(17.28)	(275.65)

	-Total	61,035.16	85,788.65	66,221.20	299,655.61
II.	Others	760.67	919.75	870.55	3,626.07

	Total Segment Revenue	61,795.83	86,708.40	67,091.75	303,281.68
	Less: Inter segment revenue	(328.84)	(286.38)	(390.70)	(1,343.28)

	Net Revenue from Operations	61,466.99	86,422.02	66,701.05	301,938.40

B.	Segment results before other income (excluding incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	493.69	821.11	1,057.20	4,116.16
	(b) Passenger Vehicle	(317.57)	(373.63)	(341.12)	(1,387.79)
	(c) Corporate/Unallocable	(66.53)	(143.81)	(57.24)	(362.97)
	- Vehicle Financing (net off finance costs pertaining to borrowings source by the segment)	(145.37)	(136.09)	(113.52)	(313.81)
	- Jaguar and Land Rover	(2,390.60)	2,146.37	(1,652.89)	(1,278.47)
	Less: Intra segment eliminations	—	—	—	—

	-Total	(2,426.38)	2,313.95	(1,107.57)	773.12
II.	Others	86.03	35.32	138.78	505.44

	Total Segment results	(2,340.35)	2,349.27	(968.79)	1,278.56
	Less: Inter segment eliminations	(37.37)	(4.91)	(33.24)	(120.18)

	Net Segment results	(2,377.72)	2,344.36	(1,002.03)	1,158.38
	Add/(Less) : Other income (excluding Govt. Grants)	292.09	442.19	224.77	1,170.89
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(906.20)	(844.72)	(799.71)	(3,142.95)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(137.53)	430.33	(1,007.26)	(905.91)
	Add/(Less) : Exceptional items:
	- Tata and other brands vehicles
	(a) Commercial Vehicle		(116.66)		(556.53)
	(b) Passenger Vehicle	(0.05)	(0.02)		(118.04)
	(d) Corporate/Unallocable	(0.09)	376.66		376.07
	- Total Tata and other brands vehicles				—
	- Jaguar and Land Rover	(108.68)	(1,367.22)		(29,353.06)

	Total Profit before tax	(3,238.18)	1,264.92	(2,584.23)	(31,371.15)

		As at June 30,	As at June 30,	As at March 31,
		2019	2018	2019
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	29,142.10	29,018.47	26,927.43
	(b) Passenger Vehicle	19,206.61	18,895.79	19,446.38
	(d) Corporate/Unallocable	2,950.31	4,899.55	1,648.49
	- Tata and other brands vehicles and financing thereof—Assets held for sale	168.40	247.87	162.24
	- Vehicle Financing	36,987.43	28,495.94	38,261.58
	- Jaguar and Land Rover	170,511.60	193,969.26	170,433.61
	Less: Intra segment eliminations	—	—	—

	-Total	258,966.45	275,526.88	256,879.73
II.	(a) Others	2,242.55	27.42	2,003.74
	(b) Assets classified as held for sale	—	2,736.37	—

	Total Segment Assets	261,209.00	278,290.67	258,883.47
	Less: Inter segment eliminations	(1,408.84)	(1,242.68)	(1,225.25)

	Net Segment Assets	259,800.16	277,047.99	257,658.22
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof
	(a) Corporate/Unallocable	422.20	402.75	422.54
	- Vehicle Financing	2.66	—	2.67
	- Jaguar and Land Rover	3,963.91	4,519.30	4,318.17
	- Others	594.72	525.41	591.50
	Add : Unallocable assets	36,040.26	32,116.60	44,201.43

	Total Assets	300,823.91	314,612.05	307,194.53

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof
	(a) Commercial Vehicle	15,216.56	13,560.30	15,937.65
	(b) Passenger Vehicle	3,324.03	3,597.53	3,687.73
	(d) Corporate/Unallocable	1,424.67	1,321.51	1,752.13
	- Vehicle Financing	649.38	535.67	711.43
	- Jaguar and Land Rover	105,593.87	91,639.78	107,296.26
	Less: Intra segment eliminations	—	—	(337.65)

	-Total	126,208.51	110,654.79	129,047.55
II.	(a) Others	764.84	85.35	529.07
	(b) Liabilities directly associated with assets classified as held-for-sale	—	1,008.55	—

	Total Segment Liabilities	126,973.35	111,748.69	129,576.62
	Less: Inter segment eliminations	(335.05)	(327.61)	(252.06)

	Net Segment Liabilities	126,638.30	111,421.08	129,324.56
	Add : Unallocable liabilities	118,872.87	111,107.06	117,167.35

	Total Liabilities	245,511.17	222,528.14	246,491.91

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 25, 2019.
2)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of ₹ 196.14 crores has been recognised as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized ₹ 5,434.34 crores as right to use assets and lease liability of ₹ 5,630.48 crores as on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 802.72 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the statement of profit and loss account for the current period the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 210.18 crores has been reclassified from property, plant and equipment to right to use assets. There is no material impact on profit/(loss) after tax and earnings per share for the quarter ended June 30, 2019, on adoption of Ind AS 116.

3)

In compliance with Ind AS 20 – Government Grants and consequent to clarifications published by the Institute of Chartered Accountants of India in the quarter ended September 30, 2018, various Government Grants and incentives have been recognized as “Other Income”. Earlier these were reported as “Other Operating Revenue” in the results. Accordingly figures for quarter ended June 30, 2018 has been reclassified for comparative purposes. This has no impact on reported Profit/(loss) Before Tax.

4)

Figures for the quarter ended March 31, 2019, represent the balancing figures between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2018, which were subject to limited review.

5)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2019.

Tata Motors Limited

Guenter Butschek
Mumbai, July 25, 2019	CEO and Managing Director

News Release – 5	July 25, 2019

Independent Auditors Report (Standalone)

Independent Auditors’ Report on quarterly standalone financial results of Tata Motors Limited under Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Tata Motors Limited

1.

We have audited the quarterly standalone financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 June 2019 (“the Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement has been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (Ind AS 34), Interim Financial Reporting, prescribed, under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder; and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

3.

We conducted our audit in accordance with the standards on auditing generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement(s).

An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by Management. We believe that the audit evidence obtained by us and the audit evidence obtained by other auditor in terms of their report referred to in paragraph 6 below, is sufficient and appropriate to provide a basis for our audit opinion.

4.

Attention is drawn to the fact that figures for the 3 months ended 31 March 2019 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures upto the third quarter of the previous financial year.

1

Independent Auditors’ Report on quarterly standalone financial results of Tata Motors Limited under Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Tata Motors Limited

5.

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on the interim financial statements of one joint operation, these quarterly standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(ii)	give a true and fair view of the net loss and other financial information for the quarter ended 30 June 2019.

6.

We did not audit the interim financial statements / financial information / financial results of one joint operation included in the quarterly standalone financial results, whose interim financial statements / financial information / financial results reflect total revenues of Rs. 1,758.48 crores, total net profit after tax of Rs. 92.02 crores and total comprehensive income of Rs. 91.86 crores for the quarter ended 30 June 2019, as considered in the quarterly standalone financial results. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us and our opinion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of the other auditor.

Our opinion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Place: Mumbai	Partner
Date: 25 July 2019	Membership No: 049265 UDIN:19049265AAAAAG8963

2

News Release – 6	July 25, 2019

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

						(₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2019
		Quarter ended				Year ended
	Particulars	June 30, 2019		March 31, 2019	June 30, 2018	March 31, 2019
				(Refer note 6)
I	Revenue from operations	Audited
	(a) Revenue		13,250.19	18,428.60	16,592.33	68,764.88
	(b) Other operating revenue		101.72	132.81	82.66	437.88
	Total revenue from operations (a)+(b)		13,351.91	18,561.41	16,674.99	69,202.76
II.	Other Income (includes Government incentives) (refer notes 2 and 3)		401.20	419.80	1,521.59	2,554.66
III.	Total Income (I+II)		13,753.11	18,981.21	18,196.58	71,757.42
IV.	Expenses
	(a) Cost of materials consumed		9,401.53	10,288.92	11,582.55	43,748.77
	(b) Purchases of products for sale		1,651.46	2,015.59	1,584.40	6,722.32
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,458.96)	1,504.59	(1,090.68)	144.69
	(d) Employee benefits expense		1,149.34	1,134.67	1,032.92	4,273.10
	(e) Finance costs		439.49	389.14	493.23	1,793.57
	(f) Foreign exchange (gain)/loss (net)		(37.15)	(77.76)	195.07	215.22
	(g) Depreciation and amortisation expense		777.05	872.61	705.15	3,098.64
	(h) Product development/Engineering expenses		120.06	242.92	105.50	571.76
	(i) Other expenses		2,051.94	2,586.32	2,410.69	9,680.46
	(j) Amount transferred to capital and other accounts		(301.91)	(322.97)	(286.40)	(1,093.11)
	Total expenses (IV)		13,792.85	18,634.03	16,732.43	69,155.42
V.	Profit/(loss) before exceptional items and tax (III-IV)		(39.74)	347.18	1,464.15	2,602.00
VI.	Exceptional Items
	(a) Employee separation cost		0.14	0.09	—	4.23
	(b) Write off/provision of capital work-in-progress and intangibles under development (net)		—	63.40	—	180.66
	(c) Provision for impairment of investments/loans to subsidiary companies		7.79	241.86	—	241.86
	(d) Profit on sale of investment in a subsidiary company		—	(332.95)	—	(332.95)
	(e) Others		—	109.27	—	109.27
VII.	Profit/(loss) before tax (V-VI)		(47.67)	265.51	1,464.15	2,398.93
VIII.	Tax expense (net)
	(a) Currrent tax		19.21	106.47	257.27	294.66
	(b) Deferred tax		30.22	52.85	19.23	83.67
	Total tax expense		49.43	159.32	276.50	378.33
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(97.10)	106.19	1,187.65	2,020.60
X.	Other comprehensive loss:
	(A) (i) Items that will not be reclassified to profit and loss		(28.22)	(25.75)	(2.48)	(11.71)
	(ii) Income tax credit relating to items that will not be reclassified to profit and loss		5.70	18.62	0.37	18.07
	(B) (i) Items that will be reclassified to profit and loss - gains and (losses) in cash flow hedges		(42.77)	(18.33)	(36.33)	(45.72)
	(ii) Income tax credit relating to items that will be reclassified to profit and loss		14.94	6.40	12.64	15.92
	Total other comprehensive loss		(50.35)	(19.05)	(25.80)	(23.43)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(147.45)	87.14	1,161.85	1,997.17
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					21,483.30
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.29)	0.30	3.48	5.94
	(ii) Diluted EPS	₹	(0.29)	0.30	3.48	5.94
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.29)	0.40	3.58	6.04
	(ii) Diluted EPS	₹	(0.29)	0.40	3.58	6.04
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

The reportable segment information for the corresponding previous periods reported has been changed to make them comparable.

(₹ in crores)

		Quarter ended			Year ended
	Particulars	June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	10,209.68	14,496.06	12,892.34	54,036.54
II.	Passenger Vehicles	3,095.79	4,042.90	3,759.90	15,052.30
III.	Corporate/Unallocable	46.44	22.45	22.75	113.92

	Total Segment Revenue	13,351.91	18,561.41	16,674.99	69,202.76
	Less: Inter segment revenue	—	—	—	—

	Revenue from operations	13,351.91	18,561.41	16,674.99	69,202.76

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	481.97	1,012.38	1,146.36	4,423.50
II.	Passenger Vehicles	(325.53)	(481.29)	(330.02)	(1,396.08)
III.	Corporate/Unallocable	(72.78)	(140.58)	(57.36)	(349.92)

	Total Segment results	83.66	390.51	758.98	2,677.50
	Less: Inter segment eliminations	—	—	—	—

	Net Segment results	83.66	390.51	758.98	2,677.50
	Add/(Less) : Other income (excluding Government incentives)	263.08	268.05	1,393.47	1,933.29
	Add/(Less) : Finance costs	(439.49)	(389.14)	(493.23)	(1,793.57)
	Add/(Less) : Foreign exchange gain/(loss) (net)	37.15	77.76	(195.07)	(215.22)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	—	(172.72)	—	(175.51)
	-Passenger Vehicles	0.05	(0.02)	—	(118.04)
	Corporate/Unallocable	7.88	91.07	—	90.48

	Total Profit/(Loss) before tax	(47.67)	265.51	1,464.15	2,398.93

		As at June 30,		As at June 30,	As at March 31,
		2019		2018	2019
C.	Segment Assets	Audited		Audited
I.	Commercial Vehicles	24,588.44		24,690.43	22,247.03
II.	Passenger Vehicles	18,526.65		16,669.08	17,650.27
III.	Corporate/Unallocable	21,040.91		19,744.42	20,850.09

	-Total	64,156.00		61,103.93	60,747.39
IV.	Assets classified as held for sale	168.40		247.87	162.24

	Total Assets	64,324.40		61,351.80	60,909.63

D.	Segment Liabilities
I.	Commercial Vehicles	13,559.04		13,729.89	14,327.47
II.	Passenger Vehicles	3,077.57		3,598.13	3,477.23
III.	Corporate/Unallocable	25,668.60		22,690.95	20,942.41

	Total Liabilities	42,305.21		40,018.97	38,747.11

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 25, 2019.
2)	Other income includes:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
Dividend from subsidiaries	106.05	160.03	1,310.04	1,500.37

3)

In compliance with Ind AS 20 – Government Grants and consequent to clarifications published by the Institute of Chartered Accounts of India in the quarter ended September 30, 2018, various Government Grants and incentives have been recognized as “Other Income”. Earlier these were reported as “Other Operating Revenue”. Accordingly, the figures for quarter ended June 30, 2018, has been reclassified for comparative purposes. This has no impact on reported Profit Before Tax (PBT).

4)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars		Quarter ended			Year ended
		June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
1	Revenue from operations	12,980.18	18,168.28	16,275.02	67,611.07
2	Profit/(loss) before tax	(128.49)	204.69	1,404.80	2,128.78
3	Profit/(loss) after tax	(148.16)	106.43	1,151.49	1,903.94

5)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. There is no impact of Ind AS 116 adoption to the retained earnings as at April 1, 2019. The Company has recognized ₹ 498.25 crores as right to use assets and the corresponding lease liability on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 127.75 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the results for the current quarter, the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 261.70 crores has been reclassified from property, plant and equipment to right to use assets. There is no material impact on profit/(loss) after tax and earnings per share for the quarter ended June 30, 2019, on adoption of Ind AS 116

6)

The figures for the quarter ended March 31, 2019 as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the financial year ended March 31, 2019.

7)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2019 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, July 25, 2019	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.